

April 2, 2012

<u>Via E-mail</u>
Joseph A. Householder
Chief Financial Officer
Sempra Energy
101 Ash Street
San Diego, California 92101

  Re: **Sempra Energy**
     San Diego Gas & Electric Company
     Form 10-K for Fiscal Year Ended December 31, 2011
     Filed February 28, 2012
     File No. 1-14201 and 1-3779

Dear Mr. Householder:

  We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Exhibit 13.1

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies and Other Financial Data
Regulatory Matters

1. Please tell us your basis for capitalizing costs related to the wildfire litigation as regulatory assets. In doing so, please tell us in detail the evidence supporting your assertion that the costs are probable of recovery in future rates. Refer to ASC 980-340-25-1. In addition, we note your disclosure in Note 15 that recovery of the 2007 wildfire

litigation costs is subject to future regulatory actions. Please tell us why you have not yet filed an application seeking to recover the deferred costs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief